SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 20, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Sabesp

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

EXTRAORDINARY SHAREHOLDERS’ MEETING

Pursuant to article 5, paragraph 1 of the Bylaws, the shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”) are hereby invited to the Company’s Extraordinary Shareholders’ Meeting, which will be held on August 21, 2017, at 11:00 a.m., at the Company’s headquarters, at Rua Costa Carvalho, nº 300, in São Paulo (SP), to resolve on the following agenda:

(i) To increase from seven to eight the number of members of the Company’s Board of Directors for the current term of office, which expires at the Company’s 2018 Extraordinary Shareholders’ Meeting.

(ii) To elect a member of the Board of Directors to complete the remaining term of office, which expires at the Company’s 2018 Annual Shareholders’ Meeting.

(iii) To rectify the annual overall compensation of management and members of the Fiscal Council for fiscal year 2017 approved at the Company’s Annual Shareholders’ Meeting held on April 28, 2017.

The documents related to the matters to be examined at the Extraordinary Shareholders’ Meeting will be available to shareholders at the Company’s headquarters and electronically on the website of the Brazillian Securities and Exchange Commission (CVM) , in the manner and term defined by CVM Instruction 481/2009.

INSTRUCTIONS: Proof of shareholder status may be presented at any time before the meeting is called to order through the submission of: (i) identity document and/or corporate documents that prove legal representation, as applicable; (ii) proof of ownership issued by the depositary financial institution stating the respective number of shares held by the shareholder in question; and (iii) in the case of proxy representation, the applicable proxy appointment with a notarized signature and granted within the last year, together with the proxy’s identity document and/or applicable corporate documents, as applicable.

São Paulo, July 20, 2017

Benedito Pinto Ferreira Braga Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 20, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.